                                                        Draft of March 20, 1996

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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                      (Amendment No. ______________)*

                               CB Bancshares, Inc.
                                (Name of Issuer)


                   Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  124785106
                                (CUSIP Number)

                              George D. Reycraft
                           M.A. Schapiro & Co., Inc.
                           One Chase Manhattan Plaza
                           New York, New York 10005
                                (212) 425-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 March 12, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [x].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SEC 1746(12-91)

                                SCHEDULE 13D

CUSIP No. 124785106                      Page             of             Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       M.A. Schapiro & Co., Inc.  13-5638227
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [x]
------------------------------------------------------------------------------
   3   SEC USE ONLY
------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
           WC
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------------------------------------------------------------------------
              7  SOLE VOTING POWER    161,482
  NUMBER OF  -----------------------------------------------------------------
   SHARES
BENEFICIALLY  8  SHARED VOTING POWER
  OWNED BY   -----------------------------------------------------------------
    EACH
  REPORTING   9  SOLE DISPOSITIVE POWER    161,482
   PERSON    -----------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   220,360*
------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                   [ ]
------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.21%*
------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            BD
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 124785106               Page               of                  Pages
------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.D. Securities, Inc. 13-5502475
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [x]
------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              WC
------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------------------------------------------------------------------------
  NUMBER OF   7  SOLE VOTING POWER   52,878
   SHARES    -----------------------------------------------------------------
BENEFICIALLY  8  SHARED VOTING POWER
  OWNED BY
    EACH     -----------------------------------------------------------------
  REPORTING   9  SOLE DISPOSITIVE POWER   52,878
   PERSON    -----------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,360*
------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]
------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.21%*
------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

              CO
------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 124785106               Page               of                  Pages
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       M.A. Schapiro & Co., Inc. Profit Sharing/Retirement Plan LT-13-5638227-001-9501
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [x]
------------------------------------------------------------------------------
   3   SEC USE ONLY
------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
                 00
------------------------------------------------------------------------------

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------------------------------------------------------------------------
  NUMBER OF   7  SOLE VOTING POWER   2,000
   SHARES    -----------------------------------------------------------------
BENEFICIALLY  8  SHARED VOTING POWER
  OWNED BY   -----------------------------------------------------------------
    EACH      9  SOLE DISPOSITIVE POWER   2,000
  REPORTING  -----------------------------------------------------------------
   PERSON
    WITH     10  SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,360*
------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.21%*
------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               EP
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 124785106               Page               of                  Pages
------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Second District Securities Co., Inc. Profit Sharing/Retirement Plan LT-135638227-002-9501
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [x]
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
              00
------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
------------------------------------------------------------------------------
  NUMBER OF   7  SOLE VOTING POWER   2,000
   SHARES    -----------------------------------------------------------------
BENEFICIALLY  8  SHARED VOTING POWER
  OWNED BY   -----------------------------------------------------------------
    EACH      9  SOLE DISPOSITIVE POWER   2,000
  REPORTING
   PERSON    -----------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,360*
------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.21%*
------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               EP
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 124785106               Page               of                  Pages
------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald J. Andres ###-##-####
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [x]
------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              00
------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
------------------------------------------------------------------------------
  NUMBER OF   7  SOLE VOTING POWER   1,000
   SHARES    -----------------------------------------------------------------
BENEFICIALLY  8  SHARED VOTING POWER
  OWNED BY   -----------------------------------------------------------------
    EACH      9  SOLE DISPOSITIVE POWER   1,000
  REPORTING  -----------------------------------------------------------------
   PERSON
    WITH     10  SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,360*
------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.21%*
------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               IN
------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 124785106               Page               of                  Pages
------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas J. Mirante ###-##-####
------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [x]
------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              00
------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
------------------------------------------------------------------------------
  NUMBER OF   7  SOLE VOTING POWER   1,000
   SHARES    -----------------------------------------------------------------
BENEFICIALLY  8  SHARED VOTING POWER
  OWNED BY   -----------------------------------------------------------------
    EACH      9  SOLE DISPOSITIVE POWER   1,000
  REPORTING  -----------------------------------------------------------------
   PERSON
    WITH     10  SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,360*
------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                        [ ]
------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.21%*
------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

               IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      *The information contained in this statement is filed by the undersigned (the "Reporting Persons") pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934 (the "Act"). Such filing is made by each of the Reporting Persons individually. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists. Each Reporting Person may be deemed to beneficially own, but expressly disclaims any such beneficial ownership, the aggregate number of shares of Common Stock owned by each other Reporting Person.

Item 1.     Security and Issuer.

      This statement relates to the Common Stock, par value $1.00 per share ("Common Stock") of CB Bancshares, Inc., a Hawaii corporation (the "Issuer"), the principal executive offices of which are located at 201 Merchant Street, Honolulu, Hawaii 96813.


Item 2.     Identity and Background.

      This statement is being filed by Thomas J. Mirante, Donald J.
Andres, M.A. Schapiro & Co., Inc., a New York corporation ("Schapiro"),
S.D. Securities, Inc., a New York corporation ("SD"), M.A. Schapiro & Co., Inc. Profit Sharing/Retirement Plan (the "Schapiro Plan") and Second District Securities Co., Inc. Profit Sharing/Retirement Plan (the "SDS Plan") (collectively, the "Reporting Persons"). Morris A. Schapiro directly owns stock with approximately 90% of the voting rights in SD and over 50% of the voting rights in Schapiro. SD owns approximately 20% of the voting stock of Schapiro. The principal business offices of each of the Reporting Persons is One Chase Manhattan Plaza, New York, New York 10005. Schapiro is a broker-dealer specializing in bank securities and through its division, Second District Securities (SDS), is a broker-dealer in U.S. Government Securities. SD is an investor in bank securities and U.S. government obligations. The principal business of the Schapiro Plan is the administration and investment of the plan assets. The Schapiro Plan's Trustee is The Bank of New York,
One Wall Street, New York, New York 10286. The Trustee has no responsibility with respect to the administration or investment policy of the Plan. The principal business of the SDS Plan is the administration and investment of the plan assets. The SDS Plan's Trustee is The Bank of New York, One Wall Street, New York, New York 10286. The Trustee has no responsibility with respect to the administration or investment policy of the Plan. The names of the directors and executive officers of Schapiro and SD, and the members of the retirement committees governing the Schapiro Plan and the SDS Plan, and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal business and addresses of any corporations or other organizations in which such employment is conducted, are set forth in Schedule I hereto, which Schedule is incorporated herein by reference.

      None of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.     Source and Amount of Funds or Other Consideration.

      Schapiro and SD used funds from working capital to purchase the Common Stock which they hold. The Schapiro Plan and the SDS Plan used assets from the Plan. Thomas J. Mirante and Donald J. Andres used personal funds to purchase the Common Stock they hold.

Item 4.     Purpose of the Transaction.

      Schapiro has been a market maker with respect to the Common Stock since April, 1993. In the ordinary course of such market making activities, owing to inequalities in buy orders and sell orders received, Schapiro accumulated the shares of Common Stock listed in Item 5 of this
Schedule 13D. On January 11, 1996 the Reporting Persons filed a Schedule 13G with respect to the shares of Common Stock which the Reporting Persons beneficially owned on December 31, 1995.

      Schapiro was a financial advisor to the Issuer from October 8, 1993 until recently. On November 30, 1995, the Issuer sent to Schapiro a letter terminating Schapiro's financial advisory agreement. The termination became effective on December 13, 1995.

      In its role as financial adviser, Schapiro made recommendations as to the management of the Company which recommendations were designed to improve the Company's earnings performance.

      As a shareholder, Schapiro and SD believe these recommendations, if adopted and effected, would enhance stockholder value. In the ordinary course of their business, Schapiro and SD from time to time review the performance of their material securities positions and consider possible strategies for enhancing value. On March 12, 1996, Schapiro and SD concluded that, in order to effect these recommendations, it would be helpful to nominate two persons to the Issuer's Board of Directors. Accordingly, George D. Reycraft sent to the Issuer the two letters attached hereto as Exhibit 1 which are incorporated herein by reference.

      On March 14, 1996, James H. Kamo, secretary of the Company, sent two response letters to Mr. Reycraft. The response letters are attached hereto as Exhibit 2 and are incorporated herein by reference. Schapiro and SD may make other recommendations or proposals to the Company or its stockholders, and may solicit proxies or consents in respect thereof.

Item 5.     Interest in Securities of the Issuer.

      (a) Schapiro owns 161,482 shares of Common Stock, 4.55% of those outstanding. SD owns 52,878 shares of Common Stock, 1.49% of those outstanding. The Schapiro Plan owns 2,000 shares of Common Stock, 0.06% of those outstanding. The SDS Plan owns 2,000 shares of Common Stock, 0.06% of those outstanding.
            Thomas J. Mirante owns 1,000 shares of Common Stock, 0.03% of those outstanding. Donald J. Andres owns 1,000 shares of Common Stock, 0.03% of those outstanding. Each Reporting Person may be deemed to beneficially own, but expressly disclaims any such beneficial ownership, the aggregate number of shares of Common Stock owned by each other Reporting Person. All Reporting Persons, in the aggregate, beneficially own 220,360 shares of Common Stock, 6.21% of those outstanding. In each case the percentages were calculated based on the most recently available filing by the issuer with the Securities and Exchange Commission.

      (b) Schapiro has sole power to vote and dispose of all of the shares of Common Stock it owns. SD has sole power to vote and dispose of all the shares of Common Stock it owns. The Schapiro Plan has sole power to vote and dispose of all the shares of Common Stock it owns. The SDS Plan has sole power to vote and dispose of all the shares of Common Stock it owns.

      (c) Except as indicated in Schedule II, the Reporting Persons have not engaged in any transactions in the Common Stock in the 60 days prior to the date of filing of this Schedule 13D.

      (d)   Not Applicable.

      (e)   Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits.

1. Two letters, dated March 12, 1996, from George D. Reycraft to James H. Kamo, corporate secretary of CB Bancshares, Inc., and attachments thereto.

2.    Two letters, dated March 14, 1996, from James H. Kamo to George D.
      Reycraft.

3.    Joint Filing Agreement.

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1996

                                     M.A. SCHAPIRO & CO., INC.



                                     By:  /s/ Stephen J. Paluszek
                                     Name:  Stephen J. Paluszek
                                     Title:  President

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1996


                                     S.D. SECURITIES, INC.



                                     By:  /s/ Stephen J. Paluszek
                                     Name:  Stephen J. Paluszek
                                     Title:  President

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1996


                                     M.A. SCHAPIRO & CO., INC. PROFIT
                                     SHARING/RETIREMENT PLAN




                                     By:  /s/ Thomas J. Mirante
                                     Name:  Thomas J. Mirante
                                     Title:  Member, Retirement Committee

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1996


                                   SECOND DISTRICT SECURITIES CO., INC. PROFIT
                                   SHARING/RETIREMENT PLAN



                                   By:  /s/ Thomas J. Mirante
                                   Name:  Thomas J. Mirante
                                   Title:  Member, Retirement Committee

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1996






                                   By:  /s/ Thomas J. Mirante
                                   Name:   Thomas J. Mirante

                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 1996






                                   By:  /s/ Donald J. Andres
                                   Name:   Donald J. Andres

                                 SCHEDULE I

            DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF
                             REPORTING PERSONS


      The names, business addresses and present principal occupations of the directors, executive officers and control persons of the Reporting Persons are set forth below. If no business address is given, such person's business address is One Chase Manhattan Plaza - 58th Floor,
New York, New York, 10005. The business address of each person is also the business address of such director's employer, if any. Unless otherwise indicated, all persons listed below are citizens of the United States.


Name                    Present Principal Occupation or Employment and Address
------------------      ------------------------------------------------------
Morris A. Schapiro      Director and Chairman Emeritus, M.A. Schapiro & Co.,
                        Inc.
                        Director and Chairman Emeritus, S.D. Securities, Inc.

George D. Reycraft      Director and Chairman, M.A. Schapiro & Co., Inc.
                        Director and Chairman, S.D. Securities, Inc.

Stephen J. Paluszek     Director and President, M.A. Schapiro & Co., Inc.
                        Director and President, S.D. Securities, Inc.,
                        Member of Retirement Committee for M.A. Schapiro &
                        Co., Inc. Profit Sharing/Retirement Plan and the
                        Second District Securities Co., Inc. Profit
                        Sharing/Retirement Plan

Thomas J. Mirante       Director and Executive Vice President, M.A. Schapiro &
                        Co., Inc.
                        Director and Executive Vice President, S.D.
                        Securities, Inc.,
                        Member of Retirement Committee for M.A. Schapiro &
                        Co., Inc. Profit Sharing/Retirement Plan and the
                        Second District Securities Co., Inc. Profit
                        Sharing/Retirement Plan

Donald J. Andres        Director and Executive Vice President, M.A. Schapiro &
                        Co., Inc.
                        Director and Executive Vice President, S.D.
                        Securities, Inc.

Carmine DeVito          Member of Retirement Committee for M.A. Schapiro &
                        Co., Inc. Profit Sharing/Retirement Plan and the
                        Second District Securities Co., Inc. Profit
                        Sharing/Retirement Plan and Secretary-Treasurer and
                        Comptroller of M.A. Schapiro & Co., Inc. and
                        S.D. Securities, Inc.

Filomena Laccetti       Member of Retirement Committee for M.A. Schapiro &
                        Co., Inc. Profit Sharing/Retirement Plan and the
                        Second District Securities Co., Inc. Profit
                        Sharing/Retirement Plan and Assistant Vice President of S.D. Securities, Inc.

Jean Oechsner           Member of Retirement Committee for M.A. Schapiro &
                        Co., Inc. Profit Sharing/Retirement Plan and
                        Assistant Vice President of M.A. Schapiro & Co., Inc.

                                 SCHEDULE II

                                          M.A. Schapiro & Co., Inc.
                                         Inventory - Agency
                                        From:  01/01/96   To: 03/20/96
                                                (Final Report)
                                                                                                Date:  3/21/96
               Dates             Account                   Bought               Sold              Balance
 Trans   Trade   Set  Clear    Description     Price  Shares   Amount    Shares    Amount     Shares   Amount
                              CB Bancshares,
                           Inc.
                CBBI       Opening Balance:                                                         0      .00
                                               29.500
77408   03/06  03/11       030 - Pru Bache          0     1000 29500.00                          1000 29500.00
77408   03/04  03/07         -- as of
                           Regional
                           Operations Group
                           (Cust) a/c H.C.     29.500
77409   03/06  03/11  03/07Whiteman                 0                       1000     29550.00       0   -50.00
77409   03/04  03/07         -- as of
                                               29.500
78414   03/12  03/15       015 Y Dean Witter        0      400 11800.00                           400 11750.00
78414   03/11  03/14         -- as of
                           Alex Brown & Sons
                           Inc A/C H.C.        29.500
78415   03/12  03/15  03/14Whiteman                 0                        400     11840.00       0   -90.00
78415   03/11  03/14         -- as of
                                               29.500
78781   03/15  03/20       030 - Pru Bache          0      100  2950.00                           100  2860.00
                           Alex Brown & Sons
                           Inc a/c H.C.        29.500
78782   03/15  03/20  03/20Whiteman                 0                        100      2975.00       0  -115.00

                                                                    Net      Cum
                                               Trades   Shares   Amount   Trades   Cum Shares       Cum Amount
                           Opening Balance:                  0      .00                     0              .00
                           Buys:                    3    1,50044,250.00        3        1,500        44,250.00
                           Sells:                   3    1,50044,365.00        3        1,500        44,365.00
                           Closing Balance:                  0  -115.00                     0         -115.00)


                                                                    Net
                           ** Summary Totals:  Trades   Shares   Amount
                           Opening Balance:                  0      .00
                           Buys:                    3    1,50044,250.00
                           Sells:                   3    1,50044,365.00

                                          M.A. Schapiro & Co., Inc.
                                         Inventory - Regular Trading
                                        From:  01/01/96   To: 03/20/96
                                                (Final Report)                                  Date:  3/21/96

               Dates             Account                   Bought               Sold              Balance
 Trans   Trade   Set  Clear    Description     Price  Shares   Amount    Shares    Amount     Shares   Amount



                           Closing Balance:                  0  -115.00


                                          M.A. Schapiro & Co., Inc.
                                         Inventory - Regular Trading
                                        From:  01/01/96   To: 03/20/96
                                                (Final Report)                                  Date:  3/21/96

               Dates             Account                   Bought               Sold              Balance
 Trans   Trade   Set  Clear    Description     Price  Shares   Amount    Shares    Amount     Shares   Amount

                                               29.250
68354   12/27  01/02       067                      0     1000 29250.00                          1000 29250.00
                                               29.250
68355   12/27  01/02       067                      0     1000 29250.00                          2000 58500.00
                           Evergreen Total     29.500                                                        -
68403   12/27  01/02  01/02Return Fund              0                       5000     147500.0   -3000 89000.00
                                               29.000                                                        -
68417   12/27  01/02       161 Y MLCO               0      502 14558.00                         -2498 74442.00
                                               30.000                                                        -
68446   12/27  01/02       161 Y MLCO               0                        500     15000.00   -2998 89442.00
                                               29.000                                                        -
68479   12/28  01/03       030                      0      300  8700.00                         -2698 80742.00
                                               29.000                                                        -
68700   12/29  01/04       161 Y SOES               0      175  5075.00                         -2523 75667.00
                                               29.375                                                        -
68851   01/02  01/05       067                      0      600 17625.00                         -1923 58042.00
                                                                                                             -
                                               30.000                                                 208042.0
69490   01/04  01/09       352 Y LIEB               0                       5000    150000.00   -6923        0
                                                                                                             -
                                               29.500                                                 192820.0
69545   01/05  01/10       90064 CHAS               0      516 15222.00                         -6407        0
                                                                                                             -
                                               29.750                                                 133320.0
69546   01/05  01/10       327 J                    0     2000 59500.00                         -4407        0
                                                                                                             -
                                               30.000                                                 136320.0
69833   01/09  01/12       141 Y                    0                        100      3000.00   -4507        0
                                                                                                             -
                                               29.625                                                 106695.0
69870   01/09  01/12       327 J                    0     1000 29625.00                         -3507        0
                                                                                                             -
                                               29.500                                                 106665.5
70305   01/11  01/17       015 Y SOES               0        1    29.50                         -3506        0


                                          M.A. Schapiro & Co., Inc.
                                         Inventory - Regular Trading
                                        From:  01/01/96   To: 03/20/96
                                                (Final Report)                                  Date:  3/21/96

               Dates             Account                   Bought               Sold              Balance
 Trans   Trade   Set  Clear    Description     Price  Shares   Amount    Shares    Amount     Shares   Amount


                                               29.000                                                 103765.5
70361   01/11  01/17       015 Y SOES               0      100  2900.00                         -3406        0
70361   01/03  01/08                <-- As of
                                               29.625                                                        -
70442   01/12  01/18       327 J                    0     2000 59250.00                         -1406 44515.50
                                               29.750                                                        -
70621   01/15  01/18       015 Y                    0      136  4046.00                         -1270 40469.50
                                               29.500                                                        -
70642   01/15  01/18       90064 Chase              0        3    88.50                         -1267 40381.00
                                               29.500                                                        -
70668   01/15  01/18       015 Y                    0     1000 29500.00                          -267 10881.00
                                               29.750
71007   01/17  01/22       015 Y                    0     1000 29750.00                           733 18869.00
                                               29.500
71065   01/17  01/22       164 F                    0      300  8850.00                          1033 27719.00
                                               30.000
71129   01/18  01/23       015 Y                    0     1000 30000.00                          2033 57719.00
                                               30.250
71137   01/18  01/23       9551 SWST                0                        200      6050.00    1833 51669.00
                                               29.500
71325   01/19  01/24       015 Y Dean Witter        0      234  6903.00                          2067 58572.00
                                               30.000                                                        -
71394   01/19  01/24       443Y Lieber & Co.        0                       5000    150000.00   -2933 91428.00
                           015 Y SOES - Dean   29.500                                                        -
71441   01/19  01/24       Witter                   0      115  3392.50                         -2818 88035.50
                           221 Y OES - Paine   29.500                                                        -
71452   01/22  01/25       Webber                   0       30   885.00                         -2788 87150.50
                                               29.500                                                        -
71519   01/22  01/25       015 Y Dean Witter        0      300  8850.00                         -2488 78300.50
                                               30.000                                                        -
71657   01/23  01/26       015 Y Dean Witter        0     1323 39690.00                         -1165 38610.50

                                          M.A. Schapiro & Co., Inc.
                                         Inventory - Regular Trading
                                        From:  01/01/96   To: 03/20/96
                                                (Final Report)                                  Date:  3/21/96

               Dates             Account                   Bought               Sold              Balance
 Trans   Trade   Set  Clear    Description     Price  Shares   Amount    Shares    Amount     Shares   Amount


                           443 Y - Lieber &    30.250                                                        -
71660   01/23  01/26       Co.                      0                       2000     60500.00   -3165 99110.50
                           030 SOES - Pru      29.500                                                        -
71862   01/24  01/29       Bache Sec.               0      200  5900.00                         -2965 93210.50
                           164 F - Charles     29.500                                                        -
71925   01/25  01/30       Schuab                   0      718 21181.00                         -2247 72029.50
                           161 Y MLCO -        30.500                                                        -
71994   01/25  01/30       Merrill Lynch            0                        700     21350.00   -2947 93379.50
                           164 F SOES Charles  30.500                                                        -
72489   01/30  02/02       Schuab                   0                         26       793.00   -2973 94172.50
                           015 Y - Dean        30.250                                                        -
72694   01/31  02/05       Witter                   0     1000 30250.00                         -1973 63922.50
                           161 Y SOES -        29.500                                                        -
72695   01/31  02/05       Merrill Lynch            0      107  3156.50                         -1866 60766.00
                           161 Y MLCO -        29.500                                                        -
72866   01/31  02/05       Merrill Lynch            0      385  3156.50                         -1481 49408.50
                           015 Y - Dean        29.750                                                        -
72924   02/01  02/06       Witter                   0     1000 29750.00                          -481 19658.50
                           161 Y MLCO -        29.500
72925   02/01  02/06       Merrill Lynch            0      531 15664.50                            50 -3994.00
                                               30.000                                                        -
72970   02/01  02/06       067 - INCA               0                        600     18000.00    -550 21994.00
                           221 Y - Paine       29.500                                                 184506.0
73395   02/06  02/09       Webber                   0     7000206500.00                          6450        0
                           639 J - Mayer &     29.500                                                 185243.5
73451   02/06  02/09       Schweitzer               0       25   737.50                          6475        0
                           443Y LIEB - Lieber  30.000
73529   02/07  02/12       & Co.                    0                       5000    150000.00    1475 35243.50
                           Evergreen Total                                                                   -
                           Return Fund         30.000                                                 114756.5
73552   02/07  02/12  02/12(Customer)               0                       5000    150000.00   -3525        0

                                          M.A. Schapiro & Co., Inc.
                                         Inventory - Regular Trading
                                        From:  01/01/96   To: 03/20/96
                                                (Final Report)                                  Date:  3/21/96

               Dates             Account                   Bought               Sold              Balance
 Trans   Trade   Set  Clear    Description     Price  Shares   Amount    Shares    Amount     Shares   Amount

6                                                                                                            -
                           015 Y - Dean        29.500                                                 102956.5
73603   02/07  02/12       Witter                   0      400 11800.00                         -3125        0
                           Patrick K &         29.500                                                        -
73868   02/08  02/13  02/15Maureen C Sullivan       0      500 14750.00                         -2625 88206.50
                           Sue Silver
                           Harivand, William   29.500                                                        -
73869   02/08  02/13  02/13June & Assoc.            0     1000 29500.00                         -1625 58706.50
                           015 Y - Dean        29.500
73891   02/09  02/14       Witter                   0     2000 59000.00                           375   293.50
                           015 Y - Dean        29.500
73916   02/09  02/14       Witter                   0      114  3363.00                           489  3656.50
                                                                                                             -
                           Evergreen Total     29.750                                                 100468.5
73982   02/09  02/14  02/14Return Fund (cust)       0                       3500    104125.00   -3011        0
                           221 Y - Paine       29.500                                                        -
74004   02/09  02/14       Webber                   0      176  5192.00                         -2835 95276.50
                           015 Y - Dean        29.500                                                        -
74005   02/09  02/14       Witter                   0       18   531.00                         -2817 94745.50
                           015 Y - Dean        29.500                                                        -
74383   02/13  02/16       Witter                   0      100  2950.00                         -2717 91795.50
                           161 Y - MLCO -      29.500                                                        -
74561   02/14  02/20       Merrill Lynch            0      682 20119.00                         -2035 71676.50
                           164 F - Charles     29.500                                                        -
75221   02/20  02/23       Schwab                   0      600 17700.00                         -1435 53976.50
                           221 Y - Paine       29.500                                                        -
75272   02/20  02/26       Webber                   0      174  5133.00                         -1261 48843.50
                           161 Y - MLCO        29.500
75430   02/21  02/26       Merrill Lynch            0     1321 38969.50                            60 -9874.00
                           161 Y - MLCO        29.500
75649   02/22  02/27       Merrill Lynch            0      136  4012.00                           196 -5862.00
                           015 Y - Dean        29.500
                                                                                                      -2912.00
75650   02/22  02/27       Witter                   0      100  2950.00                           296

                                          M.A. Schapiro & Co., Inc.
                                         Inventory - Regular Trading
                                        From:  01/01/96   To: 03/20/96
                                                (Final Report)                                  Date:  3/21/96

               Dates             Account                   Bought               Sold              Balance
 Trans   Trade   Set  Clear    Description     Price  Shares   Amount    Shares    Amount     Shares   Amount

7
                           161 Y - MLCO        29.500
75851   02/23  02/28       Merrill Lynch            0      136  4012.00                           432  1100.00
                           015 Y - SOES Dean   29.500
76444   02/28  03/04       Witter                   0       50  1475.00                           482  2575.00
                           015 Y - Dean        29.500
76833   03/01  03/06       Witter                   0      900 26550.00                          1382 29125.00
                                               29.500
77056   03/04  03/07       030 Pru Bache            0      504 14868.00                          1886 43993.00
                                               29.500
77305   03/06  03/11       030 Pru Bache            0     1000 29500.00                          2886 73493.00
                           030 Second 1 - Pru  29.500                                                 102993.0
77306   03/06  03/11       Bache                    0     1000 29500.00                          3886        0
                                               29.500                                                 128599.0
77307   03/06  03/11       030 Pru Bache            0      868 25606.00                          4754        0
                           022 MCBD -
                           McConnell Budd &    29.750                                                        -
77610   03/07  03/12       Downes                   0                       5000    148750.00    -246 20151.00
                           015 Y - Dean        29.500                                                        -
78157   03/11  03/14       Witter                   0       12   354.00                          -234 19797.00
                           015 Y - Dean        29.500
78229   03/12  03/15       Witter                   0      900 26550.00                           666  6753.00
                           015 Y - Dean        29.500
78354   03/12  03/15       Witter                   0      100  2950.00                           766  9703.00
                                                                    Net      Cum
                                               Trades   Shares   Amount   Trades   Cum Shares       Cum Amount
                           Opening Balance:                  0      .00                     0              .00
                           Buys:                    3    1,50044,250.00        3        1,500        44,250.00
                           Sells:                   3    1,50044,365.00        3        1,500        44,365.00
                           Closing Balance:                  0  -115.00                     0          -115.00


                                                                    Net
                           ** Summary Totals:  Trades   Shares   Amount
                           Opening Balance:                  0      .00
                           Buys:                    3    1,50044,250.00
                           Sells:                   3    1,50044,365.00

                                          M.A. Schapiro & Co., Inc.
                                         Inventory - Regular Trading
                                        From:  01/01/96   To: 03/20/96
                                                (Final Report)                                  Date:  3/21/96

               Dates             Account                   Bought               Sold              Balance
 Trans   Trade   Set  Clear    Description     Price  Shares   Amount    Shares    Amount     Shares   Amount


                           Closing Balance:                  0  -115.00


                               EXHIBIT INDEX


1. Two letters dated March 12, 1996 from George D. Reycraft to James H. Kamo, corporate secretary of CB Bancshares, Inc., and attachments thereto.

2.    Two letters dated March 14, 1996 from James H. Kamo to George D.
      Reycraft.

3.    Joint Filing Agreement.